Sit Tax-Free Income Fund (SNTIX) and Sit Minnesota Tax-Free Income Fund (SMTFX) September 30, 2019

The **Sit Tax-Free Income Fund** provided a return of 6.98% during the 12-month period ending September 30, 2019, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 6.02%. The Fund's 30-day SEC yield was 2.03% and its 12-month distribution rate was 3.26%.

The **Sit Minnesota Tax-Free Income Fund** provided a return of 7.13% during the 12-month period ending September 30, 2019, compared to the return of the Bloomberg Barclays 5-Year Municipal Bond Index of 6.02%. The Fund's 30-day SEC yield was 1.88% and its 12-month distribution rate was 2.99%.

Municipal Bonds Swept Up in Historic Rally
The U.S. municipal bond market was swept up in greater bond market events during the summer months. Tracking moves in Treasury bonds, municipals were relatively quiet in July, before surging in a furious August rally. The Municipal Market Data (MMD) AAA General Obligation (GO) yield curve set new record lows in late August for 10-year maturities and longer. The municipal market, much like the Treasury market, then gave back a portion of these gains in September. The most pronounced price movement was at the longest end of the curve, as 30-year municipal yields ended August at +1.87 percent, 44 basis points lower than where they stood June 30 – before rebounding to +2.01 percent at September's close. The municipal yield curve significantly flattened by 32 basis points (from 1-30 years) over the third quarter to a spread of 75 basis points. Although now flat out to 7 years, it should be noted that the municipal yield curve has never had a meaningful inversion in its long history – in contrast with the Treasury market.

Strong Municipal Performance Extended
The Bloomberg Barclays Municipal Bond Index posted a solid +1.58 percent total return for the third quarter, bringing year-to-date returns up to a strong +6.75 percent. The Municipal Index quarterly returns were not quite as much as the Treasury or Corporate Indices (before adjusting for taxes), although ahead of Mortgage-Backed Securities. For this quarter, as well as year to date, being long in duration was rewarded. Long municipal bonds (22+ year maturities) recorded a +2.64 percent total return for the quarter; 10-year bonds +1.42 percent; and 3-year bonds +0.26 percent. Lower rated investment grade bonds outperformed high grade bonds, as the Baa rated Municipal sub-index posted a +2.05 percent return versus +1.35 percent for Aaa bonds. This pattern has held for the entire year to date 2019.

Municipal Yields Retain Relative Appeal
Throughout calendar 2019, 30-year and 10-year yields have fallen by 101 and 86 basis points, respectively; 5-year and 2-year yields have fallen by 71 and 56 basis points. A closely watched measure of municipal bond relative value, ratios of MMD to Treasury bond yields, tightened in July before widening in August as municipals did not fully keep pace with Treasuries (municipals becoming relatively cheaper). MMD ratios to comparable Treasuries rose by 4-5 percentage points over the quarter: 30-year yields finished at 95.2 percent of Treasury 30-year yields; 10-year at 85.2 percent; 5-year at 79.6 percent; and 2-year at 75.1 percent. These are the highest ratios since 1Q19 for 30-year yields, and for longer periods for other parts of the curve, suggesting that this may be an attractive entry point for adding municipals.

Unprecedented Investor Inflows Continue
The technical outlook for the municipal market remains positive. Demand from individual investors, especially in states with high taxes, was stoked by late 2017 federal tax law changes that capped SALT deductions, thereby raising federal tax liabilities. Inflows into municipal bond funds in 2019 continue to run at a record pace, totaling $66 billion year to date according to Lipper. Households and mutual funds now hold 66 percent of total municipal bonds outstanding. Their heightened demand more than offset diminished interest from corporations, whose tax rates were lowered. Lows in interest rates did spark an increase of new issues in the third quarter to over $103.2 billion. This was 18 percent above the amount in the third quarter of 2018 and elevates year-to-date volume to 9 percent over the same period of 2018. However, issuance remains well below pre-2018 levels due to the elimination of tax-exempt advance refundings. Almost half of this increased issuance through the third quarter of 2019 was attributable to taxable municipal bonds, which are sold to different classes of investors. Taxable municipal issuance is on pace to be the highest since 2010, when the Build America Bonds program lapsed. Moreover, reinvestment of scheduled bond redemptions in the fourth quarter are likely to absorb most projected issuance.

Tax-Exempt Fixed Income Outlook and Strategy
Considerable uncertainty persists over the timing and extent of additional Federal Reserve interest rate cuts, as well as influential economic data trends, trade negotiations, and political events at home and abroad. Municipal returns in coming quarters are unlikely to improve over year-to-date performance. However, we believe that municipal bonds are an excellent source of value, particularly in latter stages of an economic cycle. Municipal bonds are typically rated much

higher than corporates, are rated on a more conservative ratings scale, and default in far lower frequencies. We continue to favor high quality medium to long term municipal housing bond issues and other bonds possessing short call provisions and intermediate duration. Our strategy remains focused on providing strong tax-exempt income. Income has been the primary driver of total return over a full market cycle and may be even more decisively so going forward.